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BeLive Holdings Limited
Investor Presentation

Issuer Free Writing Prospectus dated 22 November, 2024
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended.
File No. 333-280739

Free Writing Prospectus

This free writing prospectus relates to the proposed initial public offering (the "offering") of BeLive Holdings (the "Company", "we, "us" or "our") (together with its subsidiaries, the "Group"), which highlights the basic information about the offering and the Company, and therefore should be read together with the registration statement on Form F-1 (the "Registration Statement") we filed with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the Registration Statement if you contact:

Underwriter: R.F. Lafferty & Co., Inc.
info@rflafferty.com
+1 212-293-9090
www.rflafferty.com

Foreward-Looking Statements

This presentation contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical fact included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, regional, national, international or global political, economic, business, competitive, market and regulatory conditions, the risk factors set forth in “Risk Factors,” including but not limited to the following: our business strategies, operating plans, and business prospects; our capital commitment plans and funding requirements and the availability of financing and capital to fund these needs; our ability to effectuate and manage our planned business expansion; the regulatory and political environment in the jurisdictions in which our we operate; competition in the live commerce and shoppable short video industry in which we operate; our ability to attract customers and maintain customer loyalty; our ability to retain senior management team members and recruit qualified and experienced new team members; breaches of laws or regulations in the operation and management of our current and future businesses and assets; the overall global economic and general market conditions; our ability to execute our strategies; our ability to maintain our competitiveness and operational efficiency; our ability to anticipate and respond to changes in the live commerce and shoppable short video industry and in client demands, trends, and preferences; the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business; changes in interest rates or rates of inflation; and legal, regulatory, and other proceedings arising out of our operations.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this presentation, and the documents that we reference in this presentation and have filed as exhibits to the registration statement of which this presentation is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The market for building envelope solutions may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Contents

Offering Summary

Issuer	BeLive Holdings (the "Company")
Securities	Ordinary Shares
Offering Type	Initial Public Offering
Proposed Symbol	NASDAQ: BLIV
Securities Offered	1,750,000 Ordinary Shares or 2,012,500 Ordinary Shares if the Underwriter exercises the over-allotment option in full
Offering Price	$4 per Ordinary Share
Gross Proceeds	$7.00 million (based upon an assumed initial public offering price of $4.00 per ordinary share) or $8.05 million if the underwriter exercises the over-allotment option in full
Use of Proceeds	We currently intend to use the net proceeds from this offering for the following purposes: (i) approximately US$600,000 to advance our video and live streaming technologies, artificial intelligence ("AI") and big data capabilities; (ii) approximately US$600,000 for solution development to expand and enhance our current solution offerings, as well as to develop new features and functionalities to continue to provide innovative value propositions to our customers; (iii) approximately US$3,240,000 for marketing and branding, including marketing and promotional activities to further expand our customer base and strengthen our brand; and (iv) approximately US$500,000 for general corporate purposes that are beneficial in developing the business and its strategic direction.
Underwriter	R.F. Lafferty & Co., Inc.


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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Use of IPO Funds

Others

USD 500,000

- ✓ General corporate purposes that are beneficial in developing the business and its strategic direction.

USD 600,000

Solution Development

- ✓ Solution development to expand and enhance our current solution offerings, as well as to develop new features and functionalities to continue to provide innovative value

USD 600,000

Product Development

- ✓ Advance video and live streaming technologies, AI, and big data capabilities;



Use of IPO Funds
Growth
Product Development
Others

USD 3,240,000

Growth

- ✓ Marketing and branding, including marketing and promotional activities to further expand our customer base and strengthen our brand.

Our Mission

Our mission is to be an industry leader in designing, developing, and providing technology solutions for live commerce and shoppable short videos.

Our Vision

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Help businesses redefine the future of commerce

By

Bringing shoppable short video and live commerce capabilities to the open web.

Our Industry


Number of viewers
Live stream
Instream catalogue
Product information page with ongoing live stream


Level of engagement
Number of viewers
Number of likes
Number of comments
Number of commenters
Total and average watch time
Number of shares
Number of shop clicks
Number of product clicks
23690
23690
43980
2136
17825
12658
5638

Live commerce and shoppable short videos refer to the combination of streaming video and e-commerce and the use of such video content on streaming online digital platforms to promote or sell products and services in real time.

Unlike home shopping TV, this format allows for a two-way, real-time interactive, and immersive experience permitting users to watch, interact with the product offered and, with one click, see full product details and seamlessly add these items to their cart without leaving the live stream.

It provides an interactive and immersive experience for customers, improves brand appeal and product differentiation, and accelerates the consumer's decision process from awareness to purchase.

Video analytics tools provide retailers with essential insight into customer behavior and demographics thus allowing them to make personalized recommendations, creating an authentic and engaging experience for shoppers.

The fusion of interactive video with online buying and selling is revolutionizing the retail industry and consumer shopping habits and turning viewers into buyers.

Our Business


Shoppable short videos
Video shopping catalogue
Question:
Quiz
Polling
Rating

We are a technology solution provider for live commerce and shoppable short videos. With our purpose-built solutions, we strive to create value to our customers which enable them to reach and engage their target customers and meet their evolving business and technology needs.

Our solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business, and enable our customers to curate unique videos,

Our BeLive Solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business and enable our customers to curate unique leading to more traffic and better shopping experiences on their platforms.

Our Business

We categorize our BeLive Solutions into:

(i) an enterprise-grade White Label solution ("BeLive White Label Solution") which is customized to meet a customer's unique requirements, and which can be integrated into their existing internal system,

(ii) a cloud-based software-as-a-service (SaaS) solution ("BeLive SaaS Solution") for customers who are looking for a quick and cost-effective live commerce and shoppable short video solution without the necessity of building their own infrastructure and technology stack.

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Our Products

Our BeLive White-label Solution:

For customers with high demand for customized live commerce and shoppable short videos solutions, we provide them with bespoke solutions that can be integrated with their internal systems and offered through a White Label approach, made-to-measure for each unique customer's needs

Target Customer: (Industry Agnostic)

Videos + Livestream central to business model

Customised and Bespoke Solutions and Development



10:14
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mewatch.sg
ishopchangi.com
iShopChangi
buddhaonlotus: Sleepy pig notti
SleepyPig: loads of imagination :)
foreverimah: Is it after today we can be as pretty as you guys?
Gracie: Liked the livestream!
buffet_mylife: Liked the livestream!
ANNETTE
SYLVIA
JOANNE
CELEBRITY & ACTRESS

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Our Products

Our BeLive SaaS Shoppable-Video solution: LORA

Our BeLive SaaS Solution targets enterprise customers in the retail industry. Using a few lines of code, it enables our customers, at a low cost, to seamlessly connect to and use our technology solutions without the need for reconfiguration or adjustment permitting them to integrate live and interactive videos directly onto their exiting platforms, such as mobile applications and websites.


Meet
LORA
Live Commerce SaaS
Implement tried-and-true live shopping capabilities on your platform, with little effort and great ease.
BOOK A CONSULTATION

Target Customer: (Retail)

Videos + Livestreams used as part of marketing/engagement strategy

Solutions are based on subscriptions

Core Solution

BeLive equips businesses with Omni-channel Video capabilities.


Upload any existing Video to:
Brand XYZ-owned Websites or Apps
Powered by belive
Video Playback
Short Video Player
Live Video Player
Conversions
Engagement
1st Party Data
Call-to-Action
Chat
Content Management System
Payments
Gamification
Insights
Marketplace
Influencers
Content Production
E-Commerce Tools
Short Videos
Brand XYZ
Live Videos
Clients existing social media relationships

Our Competitive Strengths

As a comprehensive provider of a technology platform, we deliver a combination of effective and unique functionality, scalability, quality, reliability, and ease-of-use to facilitate the growth of clients' digital commerce businesses.

Our competitive strengths include:



Established reputation and proven track record in the live commerce and shoppable short video industry



Innovative business model



Technology innovation, application and research and development capabilities



Broad strategic alliances and relationship network



Experienced and committed management team



Stable relationship with major customers

Our Growth Strategies

We intend to expand our business and strengthen our market position in the live commerce and shoppable short video industry by implementing the following business strategies and future plans.



Expand and enhance our current solution offerings



Adapt to changing market conditions and customer requirements


LIVE

Advance our video and live streaming technologies



Selectively pursue strategic alliances

Team

Our team has stellar corporate and startup experience with strategic insights in the industry.



Kenneth Tan

CEO, Chairman & Executive Director
2013 – 2016 Director, DeNA Asia Pacific Holdings Pte. Ltd



Abdul Latif Bin Zainal

CSO, CFO & Executive Director
2005 – 2017 Senior Management, Ministry of Education
12 Years in Strategic Leadership



Hassan Abid

CTO
2012 – 2018 Software Engineer, KineMaster Corp
2016 – Present Google Developer Expert



Ken Ang

COO
2013 – 2016 QA, Samsung Asia Pte Ltd

Global Presence



Geographical Presence

Asia & Oceania
Africa
Europe

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

SaaS and Whitelabel Revenue Model

Subscription Fees

- Tiered based on user support, billed monthly
- 6 months commitment, collection upfront to improve cashflow

Server Fees

- Billed for every video hour delivered (live, short video & recorded video)
- Monthly billing

Installation Fees

- Billed for customization & integration fees, per man-day
- Billed in milestones

Government Accreditation

We Are a Government Accredited Company in Singapore, a program designed to recognize and endorse technology companies that demonstrate high standards of product quality and market viability.

INFOCOMM MEDIA DEVELOPMENT AUTHORITY | ACCREDITATION

Financial Highlights (SGD)

Our reporting currency is the Singapore dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.3193 to US$1.00, the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes as of December 29, 2023, the last business day in 2023. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate, or at all.


REVENUE (SGD)
$5,000,000.00
$3,750,000.00
$2,500,000.00
$1,250,000.00
$0.00
2,873,726
4,189,838
3,090,361
763,922
FY2021 Audited
FY2022 Audited
FY2023 Audited
1HFY2024 Unaudited

Financial Highlights (SGD)

**15,200,000 is attributable to fair value loss on RCCPS*
***3,606,000 is attributable to employee stock option administrative expense*

LOSSES FOR THE PERIOD (SGD)



$3,000,000
$0.00
($3,000,000)
($6,000,000)
$1,635,901
(18,088,536)*
(2,094,169)
(4,888,507)**
FY2021 Audited
FY2022 Audited
FY2023 Audited
1HFY2024 Unaudited

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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APPENDIX

Audited Consolidated Income Statement (2022-2023)

	Note	2023 S$	2022 S$ (Restated)
Revenue	4	**3,090,361**	4,189,838
Cost of sales		**(1,391,923)**	(1,608,781)
Gross profit		**1,698,438**	2,581,057
Other income	5	**255,292**	381,235
Fair value gain on redeemable, convertible, and cumulative preference shares ("RCCPS")	23	-	3,200,000
Less: Expenses			
- Marketing		**(327,782)**	(413,254)
- Administrative expenses		**(3,457,587)**	(3,409,099)
- Provision for expected credit loss ("ECL")	21(a)(i)	**(26,049)**	-
- Bad debt written off	21(a)(i)	**(227,067)**	(696,526)
- Finance cost	6	**(9,414)**	(2,310)
(Loss)/profit before tax	7	**(2,094,169)**	1,641,103
Income tax expenses	8	-	(5,202)
(Loss)/profit for the year		**(2,094,169)**	1,635,901
Other comprehensive loss:			
Items that may be reclassified subsequently to profit or loss:			
- Exchange differences on translation of foreign operations		**(1,663)**	(1,050)
Total comprehensive (loss)/income for the year		**(2,095,832)**	1,634,851
(Loss)/profit per share for the loss attributable to owners of the Company (in dollar)			
Basic	9	**(0.31)**	1.89
Diluted	9	**(0.31)**	0.25

Unaudited Consolidated Income Statement (1H 2024)

	Note	(Unaudited) Six-month ended 30 June 2024 S$	(Unaudited) Six-month ended 30 June 2023 S$
Revenue	4	**763,922**	1,257,154
Cost of sales		**(464,536)**	(641,736)
Gross profit		**299,386**	615,418
Other income	5	**48,323**	69,049
Less: Expenses			
- Marketing		**(110,187)**	(151,366)
- Administrative expenses		**(5,123,586)**	(3,843,286)
- Finance cost	6	**(2,443)**	(4,642)
Loss before tax	7	**(4,888,507)**	(3,314,827)
Income tax expenses	8	-	-
Loss for the period		**(4,888,507)**	(3,314,827)
Other comprehensive income/(loss):			
Items that may be reclassified subsequently to profit or loss:			
- Exchange differences on translation of foreign operations		**(1,201)**	298
Total comprehensive loss for the period		**(4,889,708)**	(3,314,529)
Loss per share for the loss attributable to owners of the Company (in dollar)			
Basic	9	**(1.25)**	(0.51)
Diluted	9	**(1.25)**	(0.51)

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Audited Consolidated Balance Sheet (2022-2023)

	Note	December 31, 2023 S$	December 31, 2022 S$ (Restated)	January 1, 2022 S$
ASSETS				
Non-current assets				
Plant and equipment, net	10	**120,445**	261,225	71,520
Intangible assets, net	11	**855,950**	825,987	231,100
		976,395	1,087,212	302,620
Current assets				
Trade and other receivables, net	12	**438,447**	1,946,496	753,501
Contract assets	13	**11,931**	361,493	139,601
Amount due from shareholder	14	-	-	3,750,000
Cash	15	**197,709**	216,752	225,348
		648,087	2,524,741	4,868,450
Total assets		**1,624,482**	3,611,953	5,171,070
EQUITY AND LIABILITIES				
LIABILITIES				
Non-current liabilities				
Lease liabilities	18	**19,151**	32,403	-
RCCPS	23	-	-	21,200,000
		19,151	32,403	21,200,000
Current liabilities				
Trade and other payables	19	**447,069**	581,277	662,464
Income tax payable		-	5,214	280
Amount due to shareholder	14	-	-	50,000
Lease liabilities	18	**41,409**	115,459	15,577
		488,478	701,950	728,321
Total liabilities		**507,629**	734,353	21,928,321
EQUITY				
Share capital	16	**4,559**	4,324	4,324
Accumulated losses		**(22,045,101)**	(19,950,932)	(21,586,833)
Reserves	17	**23,157,395**	22,824,208	4,825,258
		1,116,853	2,877,600	(16,757,251)
Total equity and liabilities		**1,624,482**	3,611,953	5,171,070

Unaudited Consolidated Balance Sheet(1H 2024)

	Note	(Unaudited) June 30, 2024 S$	(Audited) December 31, 2023 S$
ASSETS			
Non-current assets			
Plant and equipment, net	10	**11,041**	120,445
Intangible assets, net	11	**745,144**	855,950
Deposits	12	**15,126**	-
		771,311	976,395
Current assets			
Trade and other receivables and deposits, net	12	**415,425**	438,447
Contract assets	13	**7,927**	11,931
Cash	14	**48,936**	197,709
		472,288	648,087
Total assets		**1,243,599**	1,624,482
EQUITY AND LIABILITIES			
LIABILITIES			
Non-current liabilities			
Lease liabilities	17	**18,709**	19,151
Current liabilities			
Trade and other payables	18	**741,553**	447,069
Lease liabilities	17	**8,682**	41,409
		750,235	488,478
Total liabilities		**768,944**	507,629
EQUITY			
Share capital	15	**5,462**	4,559
Accumulated losses		**(26,933,608)**	(22,045,101)
Reserves	16	**27,402,801**	23,157,395
		474,655	1,116,853
Total equity and liabilities		**1,243,599**	1,624,482

For Enquiries

R.F. Lafferty & Co., Inc.
info@rflafferty.com
+1 212-293-9090
www.rflafferty.com

Be Real. Be Live.